SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly held Corporation
CNPJ/MF 33.042.730/0001 -04
NIRE 3330001159-5

MINUTES OF SPECIAL GENERAL SHAREHOLDERS MEETINGS OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MAY 12, 2006 AND DRAWN UP IN ABRIDGED FORM

1. Date, time and place: Special General Shareholders Meeting held on May 12, 2006, at 11 a.m., at the head office of the Company, located at Rua São José n.º 20, grupo 1602, parte, Centro, Rio de Janeiro.

2. Call: Adds published on May 2, 3 and 4, 2006 in Gazeta Mercantil (all in pages A11), Jornal do Comercio do Estado do Rio de Janeiro (pages A6, A14 and A14) and Official Gazette of the State of Rio de Janeiro (pages 11, 12 and 10), which will be filed with the head office of the Company.

3. Attendance: Shareholders representing 54.01% of the voting capital, as evidenced by the signatures in the Shareholders Attendance Book, observed the provisions of article 135 of Law 6,404, as of November 15, 1976 ("Law 6,404/76").

4. Chair: The Director Antônio Francisco dos Santos chaired the Meeting and invited Mrs. Claudia Maria Sarti to be the secretary.

5. Agenda: To exam and decide about the proposal for the amendment to the By-laws with the purpose of (i) changing the number of members of the Board of Directors and Executive Committee; (ii) changing the wording of articles 17 and 21 of Chapter IV of the By-laws; (iii) changing the wording of articles 30 and 31 of Chapter VII of By-laws; and (iv) re-numerating the articles of the By-laws considering the changes made.

6. Resolutions: By shareholders representing 54.01% of the voting capital of the Company, with the abstentions registered in each case, the following resolutions were taken:

6.1. Authorized the drawn up of this minutes in abridged form and its publication with omission of the signatures of the present shareholders, as allowed, respectively, by paragraphs 1st and 2nd of article 130 of Law 6,404, as of November 15, 1976 ("Law 6,404/76").

6.2. Approved by majority vote of the present shareholders, abstentions and presented contrary votes being filed with the Company, the amendment to the By-laws of the Company as follows: (i) change of the maximum number of the members of the Board of Directors from 9 to 11, becoming article 13 to have the following wording: “Art. 13 – The Board of Directors is composed of 7 (seven) to 11 (eleven) members, shareholders, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman.”; (ii) change of the minimum number of the executive officers from 3 to 2 members and the maximum from 6 to 9 members, becoming article 20 to have the following wording: “Art. 20 - The Company shall have an Executive Committee composed of 2 (two) to 9 (nine) Executive Officers, at the discretion of the Board of Directors, one of them to be the Chief Executive Officer and the others Executive Officers without specific title, each having an area of activity determined by the Board of Directors.”; (iii) exclude item VIII of article 17, becoming its contents to make part of the new article 31 as determined in item (v) below, and exclude items XVIII, XIX, XXII, XXXIV and XXXV of article 17, being its provisions replaced by new items XVII and XXXVI, with the consequent re-numeration of the items of this article, becoming the new items XVII and XXXVI of article 17 to have the following wording: “XVII – to determine the authority of the Executive Committee to perform the following acts, independent of authorization from the Board of Directors: a) Acquisition, sale and encumbrance of any item of the fixed asset; b) Performance of any legal transaction by the Company, including loans and financing, inclusive with companies controlled by it, directly or indirectly; c) Granting of any kind of guarantee or the encumbrance of any asset not part of the fixed asset of the Company, inclusive on the benefit of or in favor of third parties, as long as such third parties are legal entities subsidiary, controlled or associated to the Company;” and “XXXIX – to decide about any matters which limits surpass the determined authority of the Executive Committee, as set forth in this article 17.”; (iv) amend article 21 to reflect changes in article 17, becoming article 21 to have the following wording: “Art. 21 – With due regard to the guidelines and resolutions of the Board of Directors and General Meeting, the Executive Committee shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the objects of the Company, with due regard to the limits of authority determined by the Board of Directors (Art. 17, item XVII) and other provisions set forth in this By-laws”; (v) amend article 30 and divide it in three new articles (articles 30, 31 and 32), which shall have the following wording, with the re-numeration of the former articles 32 and 33 to 34 and 35: “Art. 30 - The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and submitted to the General Meeting, together with the proposal for the destination of the profit of the fiscal year, after manifestation of the Board of Directors. Paragraph 1st - The accrued losses and income tax and social contribution reserve will be deducted from the result of the fiscal year, prior to any participation. Paragraph 2nd - The allocation of the ascertained profit for the year shall be as follows: I – 5% (five per cent) for the formation of the legal reserve, up to the limit of 20% (twenty per cent) of the subscribed corporate capital; II – payment of compulsory dividend (Art. 33); III – the remaining profit shall have the destination decided by the General Meeting, with due regard to the provisions of law.”; “Art. 31 – The Board of Directors shall also be responsible: I – to determine the preparation of balance sheets six-monthly, quarterly or at shorter periods of time, with due regard to the provisions of law; II – to approve the distribution of any additional intercalate or interim dividends, including as a full or partial advance on the compulsory dividend for the fiscal year in course, with due regard to the provisions of law; III – to declare dividends to the account of profits of the year ascertained in semiannual balance sheet, accrued profits or profit reserve existent in the last annual or semiannual balance sheet; IV – to pay interest on share capital attributing the amount of paid or credited interests to the value of the compulsory dividend (Art. 33), as set forth in Art. 9th, §7th, of Law 9,249, as of December 26, 1995.”; “Art. 32 - The act of the Board of Directors resolving on advance payment of a compulsory dividend shall establish whether said payments shall be offset, updated for inflation, against the amount of the compulsory dividend for the fiscal year, and, in case said offsetting is provided for, the Annual General Meeting shall determine payment of the compulsory balance, if any, as well as the return of the amount paid in advance to the original account.”; and (vi) change the former article 31, which shall become in force re-numerated as article 33, with the following wording: “Art. 33 – The Company will distribute as dividend, in each fiscal year, at least 25% (twenty-five percent) of the ascertained net income of the fiscal year, pursuant to Art. 202 of Law 6,404, as of December 15, 1976.”.

7. Without any other matter to be discussed, the meeting has been suspended for the time necessary for drawing up these Minutes. After reopening the session, it was read, found conform and signed by the Chairman, Secretary and all attending shareholders.

I certify that this is the accurate copy of the original one, drawn up in the proper book.

___________________________
Claudia Maria Sarti
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.